Exhibit 99.(a)(1)(L)

To:	Eligible Optionholders

Date:	February 4, 2009

Subject:	Reminder About Exchange Offer
You were previously notified that Unica Corporation (“Unica”) commenced an Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants (referred to as the “Offer to Exchange” or the “Exchange Offer”) on January 20, 2009. Please allow this email to act as a reminder that the exchange offer for all eligible option grants is currently open and available to all eligible optionholders.
Further, our previous communication notifying you of the Exchange Offer stated that the offer and withdrawal rights would remain open until 8:00 p.m., Eastern Time, on February 26, 2009, unless the Exchange Offer is extended. Unica’s proxy statement in connection with its annual meeting to be held on February 26, 2009, which was filed on the same date we notified you of the Exchange Offer, inadvertently indicated that the offer would remain open until 5:00 p.m., Eastern Time, on February 26, 2009. Please be advised that 8:00 p.m., Eastern Time (as stated in the initial communication notifying you of the Exchange Offer) is the correct time for the expiration of the Exchange Offer.
In order to participate in the Offer to Exchange, you must meet the criteria and follow the instructions set forth in the Election Form previously delivered to you, including returning your properly completed and signed Election Form to Ashwin Chase so that he receives it before 8:00 p.m., Eastern Time, on February 26, 2009 (or a later expiration date if Unica extends the offer). The Election Form must be delivered using one of the delivery methods outlined in the instructions to the Election Form.
If you have any questions about the Offer to Exchange, you can contact Ashwin Chase at:
Ashwin Chase
Unica Corporation
170 Tracer Lane
Waltham, Massachusetts 02451
Phone: (781) 487-8696
Facsimile: (781) 207-5932
E-Mail: achase@unica.com